Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,
(millions)	2004	2003	2002		2001		2000
(Loss) income from continuing operations, before income taxes	$(669.5)	$(29.8)	$211.6		$255.5		$253.5
Interest expense	335.8	355.9	252.2		210.0		180.5
Less: Capitalized interest	(0.7)	(17.3)	(63.2)		(23.0)		(6.5)
Plus: Amortization of capitalized interest	0.3	1.3	0.3		0.3		0.2
Less: (Income) loss from equity investments	(36.1)	0.4	(5.5)		(9.1)		(7.7)

Earnings before taxes and fixed charges	$(370.2)	$310.5	$395.4		$433.7		$420.0

Interest expense	$335.8	$355.9	$252.2		$210.0		$180.5
Interest on refunding bonds	(0.8)	(0.8)	(0.9)		(1.0)		(1.0)

Total fixed charges	$335.0	$355.1	$251.3		$209.0		$179.5

Ratio of earnings to fixed charges	— (1)	— (2)	1.57	x	2.08	x	2.34	x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and interest capitalized, amortization of debt premium, and the interest component of rentals. TECO Energy, Inc. does not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented. Certain prior year amounts have been adjusted to conform to the current year presentation. Further, the company had significant charges (most of which were non-cash) and gains in the periods presented. Reference is made to the financial statements and related notes and the sections titled “Management’s Discussion & Analysis of Financial Condition & Results of Operations” herein as well as in TECO Energy, Inc. Annual Reports on Form 10-K for the years presented.

All prior periods presented reflect the classification of Frontera Generation Limited Partnership’s (Frontera), BCH Mechanical’s (BCH), TECO Thermal’s, AGC, Ltd.’s, TECO BGA’s, Prior Energy’s, TECO-Panda Generating Company’s (TPGC), and TECO Coalbed Methane’s results as discontinued operations. Frontera was sold in December 2004, and the sale of BCH was completed in January 2005. The sales of Prior Energy and TECO BGA were completed in February 2004. In the fourth quarter of 2003, TECO Energy committed to a plan to exit the merchant operations of TPGC and management expects to complete the transfer in 2005. In December 2002, TECO Coalbed Methane sold substantially all of its assets to the Municipal Gas Authority of Georgia.

Interest expense includes total interest expensed and capitalized excluding AFUDC, and an estimate of the interest component of rentals.

(1)	Earnings were insufficient to cover fixed charges by $705.2 million. The ratio was -1.11x

(2)	Earnings were insufficient to cover fixed charges by $44.6 million. The ratio was 0.87x.